Exhibit (a)(5)(E)

MYLAN PROFIT FORECAST

14 September 2015

Dear Perrigo Shareholder:

On April 24, 2015, Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan”) issued a public announcement pursuant to Rule 2.5 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), setting forth its legally binding commitment to commence an offer (the “Offer”) to acquire all of the outstanding share capital of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”). On April 29, 2015, Mylan revised the Offer such that Perrigo shareholders would receive $75 in cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share. On August 13, 2015, Mylan announced that it had formally lowered the acceptance condition for the Offer from not less than 80% of Perrigo ordinary shares to greater than 50% of Perrigo ordinary shares.

Mylan’s prospectus/offer to exchange in connection with the Offer, dated September 14, 2015 (the “Prospectus/Offer to Exchange”), which serves as the offer document for purposes of the Irish Takeover Rules, has been sent to you with this letter.

As Perrigo is an Irish incorporated company, the Offer is subject to the Irish Takeover Rules. In accordance with the Irish Takeover Rules, where Mylan gives earnings guidance (known as a “profit forecast” under the Irish Takeover Rules), that profit forecast must be repeated in the offer document sent to Perrigo shareholders and certain attestations in relation to that profit forecast must also be provided. The Prospectus/Offer to Exchange constitutes the offer document for the purposes of the Irish Takeover Rules.

As Mylan publicly disclosed a profit forecast for the financial year ending December 31, 2015 in a public statement on August 6, 2015 with its earnings release for the fiscal quarter ended June 30, 2015, the profit forecast has been repeated in the Prospectus/Offer to Exchange on pages III-1 through III-2. The Mylan profit forecast is also repeated in this letter.

In addition, included with this letter are the documents which are required by the Irish Takeover Rules to be prepared by Mylan’s reporting accountants, the Irish firm of PricewaterhouseCoopers, confirming that the Mylan profit forecast has been properly compiled on the basis of the assumptions set forth in the profit forecast and that the basis of accounting used is consistent with the accounting policies of Mylan, and Mylan’s financial advisor, Goldman Sachs, confirming that the Mylan profit forecast has been prepared with due care and consideration.

Very truly yours,

Heather Bresch

Chief Executive Officer

Mylan N.V.

Unless otherwise defined in this communication, capitalized terms shall have the meaning given to them in the Prospectus/Offer to Exchange.

ABOUT MYLAN

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, we offer a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. We also operate one of the largest active pharmaceutical ingredient manufacturers and currently market products in about 145 countries and territories. Our workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time. Learn more at mylan.com.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Perrigo Company plc by Mylan N.V. (the “Perrigo Proposal”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and a compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and a compulsory acquisition, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the EPD Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations, and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products, or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 and our other filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement on Form S-4 (which includes an offer to exchange/prospectus and was declared effective on September 10, 2015) (the “Registration Statement”) in connection with the Perrigo Proposal. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Mylan and no one else in connection with the Perrigo Proposal and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with the Perrigo Proposal or any matter referred to herein.

Goldman Sachs does not accept any responsibility whatsoever for the contents of this communication or for any statement made or purported to be made by them or on their behalf in connection with the offer. Goldman Sachs accordingly disclaims all and any liability whether arising in tort, contract or otherwise which it might otherwise have in respect of this communication or any such statement.

CONSENT

Each of the Irish firm of PricewaterhouseCoopers and Goldman Sachs has given and has not withdrawn its consent to the inclusion in this document of the references to its name in the form and context in which they appear.

ADDITIONAL INFORMATION

In connection with the Perrigo Proposal, Mylan has filed certain materials with the SEC (and anticipates filing further materials), including, among other materials, the Registration Statement. In connection with the Perrigo Proposal, Mylan also filed with the SEC on September 14, 2015 a Tender Offer Statement on Schedule TO, which includes the offer to exchange, form of letter of transmittal and other related offer documents. Mylan has begun mailing the Prospectus/Offer to Exchange to Perrigo shareholders in connection with the Perrigo Proposal. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders.

This communication has been prepared in accordance with U.S. securities law, Irish law, and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

SOURCES AND BASES OF INFORMATION

The information set forth under “About Mylan” above has been extracted from Mylan Inc.‘s Annual Report (Form 10-K) for the period ended December 31, 2014 filed with the SEC on March 2, 2015, amended on April 30, 2015 and updated by Mylan’s Current Report on Form 8-K filed on June 11, 2015.

Mylan Profit Forecast

Profit Forecast including Bases and Assumptions

1.	General

Mylan N.V. issued the following guidance in a public statement on August 6, 2015 with its second quarter earnings release for fiscal year 2015:

“Adjusted diluted EPS* is expected to be in the range of $4.15 to $4.35.”

*Adjusted diluted EPS is a non-GAAP measure and is calculated as GAAP diluted earnings per share adjusted for certain items, including purchase accounting related amortization (primarily included in cost of sales); litigation settlements, net; interest expense, primarily amortization of convertible debt discount; non-cash accretion and fair value adjustments of contingent consideration liability; clean energy investments pre-tax loss; acquisition related costs (primarily included in cost of sales and selling, general and administrative expense); restructuring and other special items included in: cost of sales, research and development expense, selling, general and administrative expense and other income (expense), net; and tax effect of the above items and other income tax related items.

The guidance above regarding adjusted diluted earnings per share for the year ending December 31, 2015 constitutes a profit forecast (“Mylan Profit Forecast”) for the purposes of Rule 28 of the Takeover Rules.

2.	Basis of preparation

The Mylan Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Mylan which are in accordance with U.S. GAAP and those adopted in the preparation of the interim financial statements for the six months ended June 30, 2015, and those expected to be adopted in the financial statements for the year ending December 31, 2015.

The Mylan Profit Forecast does not take into account any effects of the proposed acquisition of Perrigo Company plc (including any contingent success fees payable on the completion of the transaction).

3.	Assumptions

The principal assumptions upon which the Mylan Profit Forecast is based are set out below:

The assumptions that are within Mylan’s control are:

•	No material future M&A opportunities, disposals, partnerships, or changes to Mylan’s existing capital structure other than from normal product licensing or acquisition arrangements.

•	There will be no material further restructurings.

•	The integration of, and the synergy realization with respect to, the Acquired EPD Business proceeding as planned and not being more difficult, time-consuming or costly than expected.

The assumptions that are not within Mylan’s influence or control are:

•	There will be no material change in the ownership of and control of Mylan.

•	No account has been taken of any contingent costs payable by Mylan in respect of any such transaction.

•	There will be no material change in general trading conditions, economic conditions, competitive environment or levels of demand in the countries in which Mylan operates or trades which would materially affect Mylan’s business.

•	There will be no adverse outcome to any litigation or government investigation.

•	There will be no business interruptions that materially affect Mylan, its key customers or key suppliers in any of its major markets.

•	There will be no material change to Mylan customers’ obligations or their ability or willingness to meet their obligations to Mylan from that currently anticipated by the Mylan Directors.

•	There will be no changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements from those currently prevailing that would have a material impact on Mylan’s operations or its accounting policies.

•	The timing of entrance of product competition in 2015.

•	The timing of planned product launches in 2015.

•	Closing of the FamyCare, Ltd acquisition in the second half of 2015.

Copies of the documents prepared by the Irish firm of PricewaterhouseCoopers and Goldman Sachs as required by the Irish Takeover Rules are included at Appendix I and Appendix II of this letter.

Appendix I

Report of PricewaterhouseCoopers on Mylan Profit Forecast

The Directors

Mylan N.V.

Building 4, Trident Place

Mosquito Way

Hatfield

Hertfordshire AL10 9UL

United Kingdom

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

United Kingdom

14 September 2015

Dear Sirs

Mylan N.V.

We report on the profit forecast comprising the statement by Mylan N.V. (“Mylan”) in respect of adjusted diluted earnings per share for the year ending 31 December 2015 (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based are set out in the Mylan Profit Forecast document (the “Profit Forecast Document”) to be issued by the Company, in which this letter is included.

This report is required by Rule 28.3(a) of the Irish Takeover Panel Act 1997, Takeover Rules, 2013 (as amended) (the “Rules”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of Mylan to prepare the Profit Forecast in accordance with the requirements of the Rules.

It is our responsibility to form an opinion as required by Rule 28.3(a) of the Rules as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under Rule 28.3(a) of the Rules to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report.

PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland, I.D.E. Box No. 137

PricewaterhouseCoopers is authorised by the Institute of Chartered Accountants in Ireland to carry on investment business.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in the Profit Forecast Document and is based on the unaudited interim financial results for the six months ended 30 June 2015 and a six month forecast to 31 December 2015. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of Mylan.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board for use in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of Mylan. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the directors of Mylan, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the directors of Mylan which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the directors of Mylan appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work on the Profit Forecast does not constitute an audit. Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) nor does it constitute an examination, compilation or review under those standards and accordingly, it should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the directors of Mylan and the basis of accounting used is consistent with the accounting policies of Mylan.

Yours faithfully

PricewaterhouseCoopers

Appendix II

Report of Goldman Sachs on Mylan Profit Forecast

Goldman Sachs International

Peterborough Court | 133 Fleet Street | London EC4A 2BB

Tel: +44 (0)20 7774 1000

The Directors

Mylan N.V.

Building 4, Trident Place

Mosquito Way

Hatfield

Hertfordshire AL10 9UL

United Kingdom

14 September 2015

Dear Sirs,

Proposed acquisition of Perrigo Company plc (“Perrigo”) by Mylan N.V. (“Mylan” or “the Company”)

We refer to the profit forecast comprising the statements made by Mylan in respect of non-GAAP diluted earnings per share for the year ending 31 December 2015 (the “Profit Forecast”). The Profit Forecast, and the material assumptions upon which it is based, are set out in the Mylan Profit Forecast document, in which this report is included.

We have discussed the Profit Forecast and the bases and assumptions on which it is made with Mylan and with PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland I.D.E. Box No. 137 (“PwC Ireland”), reporting accountants to Mylan. We have assumed with your consent that the Profit Forecast reflects the best currently available estimates and judgments of the management of Mylan as to the future financial performance of Mylan for the period to which it relates. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with Mylan and with PwC Ireland. We have also considered PwC Ireland’s report of today’s date addressed to you and us on this matter. You have confirmed to us that all information material to the Profit Forecast has been disclosed to us.

For purposes of rendering this report, we have, with your consent, relied upon and assumed the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or review by, us, without assuming any responsibility for independent verification thereof.

On the basis of the foregoing, we consider that the Profit Forecast, for which you as directors of Mylan are solely responsible, has been made with due care and consideration.

Goldman Sachs International

Peterborough Court | 133 Fleet Street | London EC4A 2BB

Tel: +44 (0)20 7774 1000

This report is provided to you solely in connection with Rule 28 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”) and for no other purpose. We are acting exclusively as financial advisor to Mylan and no one else in connection with the proposed combination, and it was solely for the purposes of complying with this provision of Irish law that Mylan requested Goldman Sachs prepare a report on the Profit Forecast. No person other than the directors of Mylan can rely on the contents of this report and, to the fullest extent permitted by law, we exclude all liability to any other person other than the directors of Mylan in respect of this report or the work undertaken by us in connection with this report.

This report is not an opinion regarding, and we express no view as to, the reasonableness or achievability of the Profit Forecast. Instead, this report will address solely the matters required to be addressed by Rule 28 of the Irish Takeover Rules and does not address any other matter; it does not address, among other things, the relative merits of the proposed combination as compared to any other transaction or business strategy, the merits of the decision by Mylan to engage in the proposed combination, the fairness to Mylan shareholders of the consideration in the proposed combination, or the price at which Mylan’s shares would trade at any time.

Furthermore, this report has been prepared independently of the publication of the Profit Forecast. This report is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should act with respect to the proposed combination or any matter related thereto.

Yours faithfully,

Michael Casey

Managing Director

For and on behalf of

Goldman Sachs International